Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 17, 2010 TO PROSPECTUS DATED AUGUST 13, 2010
OCTOBER 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	October 2010	Year to Date	10/31/2010	10/31/2010

Series A	5.70%	6.85%	$37,517,193	$1,447.26
Series B	8.34%	9.31%	$52,559,019	$1,590.40

*	All performance is reported net of fees and expenses

Fund results for October 2010:

Global equities continued to perform well for the Fund in October as stock indices in all regions advanced. In the U.S., the Nasdaq (+6.3%) outperformed as technology shares led the benchmark higher on the back of positive earnings. The promise of continued quantitative easing by the U.S. Federal Reserve and a precipitous fall in the U.S. dollar also helped boost share prices. Durable goods and retail sales pointed to signs of a resurgent consumer. In Asia, China’s H-shares (6.0%) finished strongly for the month as investors continued to favor Chinese growth prospects. Japanese indices continued to lag, finishing nearly unchanged, as corporations suffered amid currency strength and stagnant domestic growth. Australia’s SPI 200 index (+1.1%) advanced to the Fund’s benefit despite signs of inflation and excessive currency strength. In Europe, the German DAX surged more than 6.2% as factory orders and industrial production figures surprised investors. Long positions in England’s FTSE also performed well, rising 2.6% on better than expected GDP results. The Fund’s mixture of long and short positions led this sector to an overall gain on the month.

The Fund experienced solid gains in its currency allocations in October as the U.S. dollar (-1.9%) continued its steady decline while the U.S. Federal Reserve signaled to the world its commitment to providing additional stimulus as needed to support growth. As economic conditions in the U.S. and Japan deteriorated, officials there voiced growing concerns surrounding the Chinese yuan’s valuation, sparking fears of a currency war and accompanying competitive devaluations. Amid this backdrop, the Fund saw solid returns in the yen (+3.6%) as the Japanese approved quantitative easing and their positive current account combined with low yields in the U.S. attracted domestic and foreign capital. The Fund also saw positive results from the Australian dollar (+1.7%), which gained on U.S. weakness and accompanying commodity strength. Emerging market currencies such as the Taiwan dollar (+2.0%) appreciated to the Fund’s benefit despite government efforts to curb gains through rumored intervention. A mixture of long and short positions in the currencies sector produced gains.

The Fund yielded strong results from its allocation to metals markets in October. December gold rose 3.7%, falling just shy of reaching the $1,400 per ounce level. The U.S. dollar continued to suffer amid rising certainty that a second round of quantitative easing is forthcoming. Expectations are that this de facto devaluation of the U.S. dollar will inevitably lead to inflation, prompting widespread demand for gold as a hedge. The Fund’s December silver (+12.6%) positions also posted strong gains as silver approached a 30-year high on belief that it provides both diversification from the U.S. dollar and exposure to economic growth in its role as an industrial metal. Base metals also performed well with London copper and zinc advancing 2.2% and 10.5%, respectively. Here again, prospects of a second round of quantitative easing, protracted U.S. dollar weakness, and risk appetite provided the impetus for gains. The Fund’s long positions in metals produced gains on the month

Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall positive performance.

For the month of October 2010, Series A gained 5.70% and Series B gained 8.34%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
October 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2010)

STATEMENT OF INCOME

October 2010

Investment income, interest	$3,150

Expenses
Management fee	58,179
Ongoing offering expenses	31,448
Operating expenses	4,717
Selling Commissions	125,791
Other expenses	1,720
Incentive fee	—
Brokerage commissions	38,830

Total expenses	260,684

Net investment gain (loss)	(257,534)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,977,685
Net change in unrealized appreciation (depreciation) on futures and forward contracts	304,157

Net gain(loss) on investments	2,281,842

Net increase (decrease) in net assets from operations	$2,024,308

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2010

Net assets, beginning of period	$36,069,920

Net increase (decrease) in net assets from operations	2,024,308
Capital share transactions
Issuance of shares	309,970
Redemption of shares	(887,006)

Net increase(decrease) in net assets from capital share transactions	(577,036)
Net increase(decrease) in net assets	1,447,272

Net assets, end of period	$37,517,193

NAV Per Unit, end of period	$1,447.26

SUPERFUND GREEN, L.P. — SERIES B
October 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2010)

STATEMENT OF INCOME

October 2010

Investment income, interest	$3,557

Expenses
Management fee	81,504
Ongoing offering expenses	44,056
Operating expenses	6,608
Selling Commissions	176,225
Other expenses	2,524
Incentive fee	—
Brokerage commissions	75,281

Total expenses	386,198

Net investment gain(loss)	(382,641)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,872,341
Net change in unrealized appreciation (depreciation) on futures and forward contracts	554,454
Net gain(loss) on investments	4,426,794

Net increase (decrease) in net assets from operations	$4,044,154

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2010

Net assets, beginning of period	$49,322,384

Net increase (decrease) in net assets from operations	4,044,154
Capital share transactions
Issuance of shares	122,098
Redemption of shares	(929,617)

Net increase (decrease) in net assets from capital share transactions	(807,519)
Net increase(decrease) in net assets	3,236,635

Net assets, end of period	$52,559,019

NAV Per Unit, end of period	$1,590.40

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.